T3/12

03001975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/3

SEC FILE NO.
8-65166

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.
155

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NOLLENBERGER CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

101 CALIFORNIA STREET, SUITE 3150
(No and Street)

SAN FRANCISCO CALIFORNIA 94111
(city) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE NOLLENBERGER (415) 402-6001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, Walnut Creek, California 94596
(Address) (City) (Sate) (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Bruce Nollenberger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Nollenberger Capital Partners** as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nollenberger Capital Partners, Inc. and Subsidiary

Annual Audit Report

December 31, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Nollenberger Capital Partners, Inc. and Subsidiary

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

We have audited the accompanying statement of financial condition of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) as of December 31, 2002, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nollenberger Capital Partners, Inc. and Subsidiary at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. Wintter + Associates

February 7, 2003

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Financial Condition

December 31, 2002

Assets

Cash at clearing organization	$	1,961,004
Securities purchased under agreement to resell		75,000
Securities owned, at market value		51,111
Certificate of deposit - restricted		20,000
Commissions receivable		75,807
Accrued interest receivable		3,470
Notes receivable		427,823
Furniture and equipment, net of $ 23,110 accumulated depreciation		217,955
Prepaid expenses and other assets		77,493
Total assets	$	2,909,663

Liabilities and Stockholders' Equity

Bank overdraft			$	25,240
Accounts payable and accrued expenses				37,602
Commissions payable				56,865
State taxes payable				1,600
Total liabilities				121,307
Stockholders' equity				
Common stock (10,000,000 shares of $.001 par value authorized; 6,565,180 shares issued and outstanding)	$	6,565		
Additional paid-in capital		3,418,435		
Retained earnings		(636,644)		
Total stockholders' equity				2,788,356
Total liabilities and stockholders' equity			$	2,909,663

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Income (Loss)

For the Year Ended December 31, 2002

Revenue	
Proprietary trading	$ 243,476
Commissions	196,771
Interest income	18,708
Other income	20,303
Total revenue	479,258
Expenses	
Compensation and benefits	569,688
Professional fees	212,360
Rent	112,628
Clearing fees	25,791
Depreciation	23,110
Quote fees	15,117
Other operating expenses	155,608
Total expenses	1,114,302
Loss before income taxes	(635,044)
Income tax provision	1,600
Net loss	$ (636,644)

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
December 31, 2001	$ 40	$ 9,960	$ -	$ 10,000
Issuance of 6,525,180 shares of common stock	6,525	3,408,475		3,415,000
Net loss			(636,644)	(636,644)
December 31, 2002	$ 6,565	$ 3,418,435	$ (636,644)	$ 2,788,356

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Cash Flows

December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(636,644)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation		23,110
(Increase) decrease in:		
Certificate of deposit - restricted		(20,000)
Securities owned, at market value		(51,111)
Cash at clearing organization		(1,961,004)
Commissions receivable		(75,807)
Accrued interest receivable		(3,470)
Prepaid expenses and other assets		(77,493)
Increase (decrease) in:		
Accounts payable and accrued expenses		37,602
Commissions payable		56,865
State taxes payable		1,600
Net cash provided (used) by operating activities		(2,706,352)
CASH FLOWS FROM INVESTING ACTIVITIES		
Collections on note receivable		22,177
Purchase of equipment		(241,065)
Securities purchased under agreement to resell		(75,000)
Issuance of promissory note		(450,000)
Repurchase of stock		(49,995)
Net cash provided (used) by investing activities		(793,883)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of stock		3,464,995
Net cash provided (used) by financing activities		3,464,995
Net increase (decrease) in cash and cash equivalents	$	(35,240)
Cash and equivalents, beginning of year		10,000
Cash and equivalents (overdraft), end of year	$	(25,240)

No interest or taxes paid during the year.

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2002

(1) Organization

Nollenberger Capital Partners, Inc., an S Corporation, was founded in December 2001. The firm is registered with the National Association of Securities Dealers, Inc. (NASD) and was made effective July 11, 2002; business commenced on July 15, 2002.

Structured as a full-service broker-dealer and registered investment advisor, Nollenberger Capital Partners, Inc. is engaged in the US equity and debt markets. The business is focused on asset management, private brokerage for high net worth individuals and corporate customers, investment banking and institutional sales.

(2) Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with Bear, Stearns Securities Corporation. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to Bear, Stearns Securities Corporation and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash & Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less. Cash equivalents exclude cash at clearing organization, cash held for sale in the ordinary course of business and cash that is not held as collateral for any corporate obligations.

(2) Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment

Property and equipment are valued as cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Securities Owned

Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(3) Operating Leases

The Company currently subleases office space in San Francisco, California under a thirty-one month lease agreement that began on June 16, 2002 and will end on January 31, 2005. On March 1, 2003, a two year lease will begin and will end on February 28, 2005. The future annual minimum lease payments are as follows:

Year	Amount
2003	$ 230,800
2004	235,160
2005	21,777
	$ 487,737

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2002

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2002, the Company's net capital was $2,053,948 which exceeded the requirement by $1,953,948.

(5) Standby Letter of Credit

On December 31, 2002, the Company was contingently liable under a $20,000 standby letter of credit at Silicon Valley Bank which is secured by the restricted certificate of deposit of $20,000. The letter of credit automatically expires and renews every thirty days until final expiration on February 28, 2005. The standby letter of credit is security on the Company's office lease that commences on March 1, 2003.

(6) Notes Receivable

On August 2, 2002, the Company advanced an employee $300,000. The unsecured promissory note is payable in monthly payments of $5,661, including interest at 5% through August 2, 2007.	$ 282,244
On October 4, 2002, the Company advanced an employee $150,000. The unsecured promissory note is payable in monthly payments of $2,831, including interest at 5% through October 4, 2007.	$ 145,579
	$ 427,823

(7) Securities Purchased under Agreement to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(9) Income Taxes

During the year, the Company formed a qualified subchapter S subsidiary which is disregarded for income tax purposes. All income and expenses of the subsidiary pass through to the Company. Included in the expenses that are passed through to the Company is the minimum California franchise tax of $800 which is included in the current tax provision.

Income tax expense consists of current California franchise taxes of $1,600. The deferred tax asset is the result of a California net operating loss carryforward of $647,684 that may be used to offset future taxable income beginning in 2004. The loss carry forward is due to expire the year ending December 31, 2012. Since it is more likely than not the deferred tax assets will be unrealized, a valuation allowance of $9,430 has been established during the year.

The net deferred tax assets consist of the following:

Deferred tax assets	$ 9,430
Valuation allowance	(9,430)
	$ 0

(10) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Nollenberger Capital Partners, Inc. and Subsidiary

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Net Capital:		
Total stockholders' equity qualified for net capital		$ 2,788,356
Less: Non-allowable assets		
Accrued interest receivable	$ 3,470	
Notes receivable	427,823	
Prepaid expenses and other assets	77,493	
Furniture and equipment (net)	217,955	
Total non-allowable assets		726,741
Net capital before haircuts on securities		$ 2,061,615
Less: Haircuts on securities		$ 7,667
Net capital		$ 2,053,948
Net minimum capital requirement of 12 1/2% of aggregate indebtedness of $121,307 or $100,000, whichever is greater		100,000
Excess net capital		$ 1,953,948

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2002	$ 2,066,579
Decrease in stockholders' equity	(3,321)
Increase in non-allowable assets	(9,310)
Net capital per above computation	$ 2,053,948

Nollenberger Capital Partners, Inc. and Subsidiary

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) for the period ended December 31, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 7, 2003.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

G Whitt + Associates

February 7, 2003